Filed by Alpha Industries, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934
                                          Commission File Number: 001-05560
                                    Subject Company: Alpha Industries, Inc.


On April 16, 2002, Alpha Industries filed a registration statement with the SEC containing a preliminary proxy statement/prospectus-information statement regarding the proposed merger of Conexant Systems, Inc.'s wireless business with Alpha. Investors and security holders of Alpha are urged to read the preliminary proxy statement/prospectus-information statement and the definitive proxy statement/prospectus-information statement when it becomes available and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless business and the merger. The definitive proxy statement/prospectus-information statement will be sent to Alpha shareholders seeking shareholder approval of the proposed merger. Investors and security holders of Alpha may obtain a free copy of the preliminary proxy statement/prospectus-information statement, the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger (when they become available), and other documents filed by Alpha with the SEC at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained free of charge from Alpha by directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha is contained in Alpha Industries' proxy statement for its 2001 annual meeting of shareholders filed with the SEC on July 30, 2001, and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interests of Alpha's directors and executive officers in the merger by reading the preliminary proxy statement/prospectus-information statement and the definitive proxy statement/prospectus-information statement when it becomes available.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES ON APRIL 30, 2002.


ALPHA LOGO

                                                      ALPHA INDUSTRIES, INC
                              20 Sylvan Road, PO Box 1044, Woburn, MA 01801
                 Tel: (781) 935-5150 Fax: (617) 824-4564  www.alphaind.com




                                                               NEWS RELEASE
                                                      FOR IMMEDIATE RELEASE

--------------------------------------------------
FOR FURTHER INFORMATION CONTACT:
Paul Vincent, Chief Financial Officer
Alpha Industries, Inc
(781) 935-5150 Ext. 4438


                        ALPHA REPORTS FOURTH QUARTER
                 AND YEAR-END FISCAL 2002 FINANCIAL RESULTS
                       Company Meets Prior Guidance;
                  Expects 8-12% Sequential Revenue Growth;
 Provides Update on Pending Merger with Wireless Business of Conexant Systems


WOBURN, Mass., April 30, 2002 -- Alpha Industries, Inc. (Nasdaq: AHAA), which produces highly integrated RF semiconductor solutions to enhance the speed, quality and performance of wireless communications, today reported financial results for the fourth quarter and fiscal year 2002 ended March 31, 2002.

Net sales for the fourth quarter of fiscal 2002 were $28.2 million compared with $33.1 million in the third quarter of 2002 and $54.0 million in the fourth quarter one year earlier. The pro forma net loss for the fourth quarter of fiscal 2002 was $5.5 million, or $0.12 per share, compared with a pro forma net loss of $1.9 million, or $0.04 per share, in the third quarter of fiscal 2002. Net income for the fourth quarter of fiscal 2001 was $3.4 million, or $0.08 per diluted share. As previously announced, Alpha incurred transaction expenses related to the Company's proposed merger with the wireless business of Conexant Systems, Inc. and one-time costs associated with the acquisition of Aimta, Inc. Including these items, Alpha's net loss for the fourth quarter ended March 31, 2002 was $8.5 million, or $0.19 per share.

"We met the revised top-line and bottom-line guidance provided to investors in March," said David Aldrich, Alpha's president and CEO. "As we announced at that time, our fourth-quarter results reflected a decline in wireless infrastructure spending by global telecom carriers, and short-term delays in two power amplifier orders. We expect these orders to begin ramping in the current quarter."

For the 12 months ended March 31, 2002, net sales were $126.5 million compared with net sales of $271.6 million for fiscal year 2001. The net loss before one-time costs and transaction expenses was $13.8 million, or $0.31 per share. Including those items, the net loss was $18.3 million, or $0.42 per share. Alpha reported net income of $33.4 million, or $0.75 per diluted share, for the 12 months ended April 1, 2001.

Alpha Reports Fourth-quarter 2002 Financial Results/2

"While fiscal 2002 was a challenging year for the wireless industry, we continued to increase our investment in research and development," Aldrich said. "That investment has resulted in recent design wins and production orders for our tri- and quad-band power amplifier and RF front-end modules. We also recently received production orders for GaAs switch components from the world's leading Asian mobile phone OEM. As a result, we expect sales to increase in the June quarter as these contracts -- and recent orders for
802.11 wireless data products -- ramp into volume production."

Highlights

Alpha's recent news and highlights include:

o the acquisition of Aimta, Inc., a developer of Low Temperature Co-fired Ceramics (LTCC), a platform for packaging and integrating multi-chip modules. Acquiring Aimta's technology enables Alpha to offer original equipment manufacturers (OEMs), a module that combines power amplification with front-end switching and filtering capability;

o design wins for switch-filter modules incorporating Alpha's LTCC technology. These include a module that has been designed into a combination CDMA wireless handset/GPS receiver and modules for 802.11 WLAN chipsets;

o recent orders for Alpha's quad-band InGaP power amplifier modules, which have been designed into two new handsets being introduced in 2002 by the Company's largest wireless handset customer. The customer is integrating Alpha's 137-501 module into GSM/GPRS phones being launched in the United States, Europe and Asia;

o volume production shipments of GaAs ICs to Asia's leading wireless handset OEM for a high volume CDMA mobile phone; and

o production orders for Alpha's new transmit chain module incorporating a dual-band HBT power amplifier, PA controller, MMIC switch, filter, directional detector, switch controller and discrete semiconductors.

Merger Agreement with Conexant Wireless Business

Alpha's proposed merger with the wireless business of Conexant Systems, Inc. reached an important milestone in the fourth quarter when the Federal Trade Commission granted early termination of the anti-trust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Within the next few weeks, Alpha expects to finalize its proxy statement to shareholders relating to the special meeting of shareholders to consider the merger. Subject to shareholder approval and satisfaction of other closing conditions, the Company expects the merger to close in the June quarter.

Alpha Reports Fourth-quarter 2002 Financial Results/3

 "Our integration plan is progressing on schedule," Aldrich said. "More than 100 people are involved in the integration process, reviewing all aspects of our investment strategy, sales channel, operations and organization structure. Based on the strength of our combined product portfolio and customer relationships, we are confident that we can generate significant customer, product and sales synergies. In addition, we have developed and are preparing to implement detailed plans to achieve profitability by accelerating top-line growth and reducing costs. We look forward to providing additional details about our strategic direction, operating plans and financial model in the near future."

Business Outlook -- Sequential Growth

"Based on the strength of our production orders and design wins, we expect Alpha's first quarter fiscal 2003 revenues to improve between 8 and 12 percent sequentially," Aldrich said. "We expect to see that growth come from our new modules, where we capture between $2 and $5 of total content per phone, and our switch business, where we remain a clear market leader. On the operations side, we anticipate our gross margin will improve by between 400 and 460 basis points, resulting in a loss per share in the fiscal 2003 first quarter, excluding merger-related expenses, of $0.09 to $0.10."

Conference Call

Alpha will host a teleconference call with investors at 5:15 p.m. (ET) today to discuss its fourth quarter and year-end fiscal 2002 financial results. Investors can hear the call live by dialing (719) 457-2629. A replay of the call will be available from 8:15 p.m. (ET) April 30 through midnight (ET) Tuesday, May 7. The replay phone number is (719) 457-0820. Please refer to confirmation code 684425.

Alpha also will provide a live audio Webcast of the call. Investors who want to listen to the Webcast should log on to the investor relations section of Alpha's Web site, www.alphaind.com, at least 15 minutes prior to the event's broadcast. The call will be archived on the Web site for two weeks.

About Alpha

Alpha Industries produces highly integrated RF semiconductor solutions for enhancing the speed, quality and performance of wireless voice, data and video communications. Alpha's GaAs switches, power amplifiers and discrete semiconductors have become reference products for many of the world's largest manufacturers of wireless handsets, mobile data devices, wireless infrastructure and broadband access platforms. Alpha's strategy is to leverage its industry-leading process breadth, which includes GaAs PHEMT, HBT, InGaP and associated RF process technologies, into increasing levels of component integration. As a result, the Company is winning new business for its growing line of integrated RF module solutions, which reduce design complexity and improve the OEM's time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.

Alpha Reports Fourth-quarter 2002 Financial Results/4

Safe Harbor Statement - Except for historical information, this release contains forward-looking statements. These statements reflect Alpha's current expectations and predictions of future results, accomplishments, intentions and other matters, all of which are inherently subject to risks and uncertainties. Actual results may differ materially from those anticipated in forward-looking statements, based on various factors. Such factors include, but are not limited to: variations in projected sales, earnings, losses, expenses and other financial results for the first quarter of fiscal year 2003 and subsequent periods; the magnitude, mix and timing of orders and shipments, and Alpha's ability to accurately predict such matters; the timing and success of both Alpha's and Alpha's customers' new product development and marketing; the success of critical supply and product development relationships; the timing and extent of recovery in Alpha's markets; variations in Alpha's strategic direction, operating plans, and financial model; and market developments, competitive pressures and changes in economic conditions that vary from Alpha's expectations. As well, additional factors relate to the proposed merger of Alpha with the wireless communications business of Conexant Systems Inc., including but not limited to: the expected costs, benefits and timing of the merger; Alpha's ability to successfully integrate the merged businesses, operations, personnel and customers; financial results of the post-merger enterprise that vary from Alpha's expectations. Additional information on these and other factors that may cause actual results and Alpha's performance to differ materially is included in Alpha's periodic and current reports filed with the SEC, including but not limited to Alpha's Form 10-K for the year ended April 1, 2001, subsequently filed Forms 10-Q, and in the preliminary form of Proxy Statement contained in Alpha's Registration Statement on Form S-4/A filed on April 16, 2002. Copies may be obtained by contacting Alpha or the SEC. Alpha cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Alpha does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in Alpha's expectations or any change in events, conditions or circumstance on which any such statement is based.

Financial Statements follow:



Alpha Reports Fourth-quarter 2002 Financial Results/5


ALPHA INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(unaudited)
(in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Fourth Quarter Ended
                                                          -------------------------------------------------------------------
                                                                                                                 April 1,
                                                                            March 31, 2002                         2001
                                                          -------------------------------------------------------------------
                                                                Pro          Pro Forma
                                                               Forma        Adjustments        As Reported    As Reported
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                   $    28,190     $        --       $    28,190   $     53,995
    Cost of sales                                                21,886              --            21,886         33,702
    Research and development expenses                             9,810           2,502 (1)        12,312          9,783
    Selling and administrative expenses                           5,681           2,018 (2)         7,699          9,318
                                                            -----------     ---------------   -----------    -----------
Operating (loss) income                                          (9,187)         (4,520)          (13,707)         1,192
Interest expense                                                     (5)             --                (5)            (2)
Interest income and other, net                                    1,025              --             1,025          2,644
                                                            -----------     -----------       -----------    -----------
(Loss) income before income taxes                                (8,167)         (4,520)          (12,687)         3,384
(Credit) provision for income taxes                              (2,696)         (1,492) (3)       (4,188)           449
                                                            ------------    -----------       ------------   -----------
Net (loss) income                                           $    (5,471)    $    (3,028)      $    (8,499)   $     3,385
                                                            ============    ============      ============   ===========
Net (loss) income per share basic                           $    (0.12)                       $    (0.19)    $     0.08
                                                            ===========                       ===========    ==========
Net (loss) income per share diluted                         $    (0.12)                       $    (0.19)    $     0.08
                                                            ===========                       ===========    ==========
Weighted average common shares basic                             44,242                            44,242         43,469
                                                            ===========                       ===========    ===========
Weighted average common shares diluted                           44,242                            44,242         44,729
                                                            ===========                       ===========    ===========



-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Fiscal Year Ended
                                                          -------------------------------------------------------------------
                                                                            March 31, 2002                  April 1, 2001
                                                          -------------------------------------------------------------------
                                                                              Pro Forma
                                                             Pro Forma       Adjustments        As Reported     As Reported
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $   126,502       $      --        $    126,502     $  271,568
    Cost of sales                                                 89,604              --              89,604        151,632
    Research and development expenses                             39,076           2,502 (1)          41,578         36,026
    Selling and administrative expenses                           23,998           4,146 (2)          28,144         43,250
                                                             -----------     ---------------    ------------   ------------
Operating (loss) income                                          (26,176)         (6,648)            (32,824)        40,660
Interest expense                                                     (41)             --                 (41)           (56)
Interest income and other, net                                     5,571              --               5,571          8,666
                                                             -----------     -----------        ------------   ------------
(Loss) income before income taxes                                (20,646)         (6,648)            (27,294)        49,270
(Credit) provision for income taxes                               (6,814)         (2,194) (3)         (9,008)        15,897
                                                             ------------    -----------        -------------  ------------
Net (loss) income                                            $   (13,832)      $  (4,454)       $    (18,286)  $     33,373
                                                             ===========     ============       ============   ============
Net (loss) income per share basic                            $     (0.31)                       $     (0.42)   $      0.78
                                                             ===========                        ===========    ===========
Net (loss) income per share diluted                          $     (0.31)                       $     (0.42)   $      0.75
                                                             ===========                        ===========    ===========
Weighted average common shares basic                              44,010                             44,010          43,029
                                                             ===========                        ===========    ============
Weighted average common shares diluted                            44,010                             44,010          44,752
                                                             ===========                        ===========    ============

(1) Includes in-process research and development and amortization of intangible assets related to Alpha's acquisition of Aimta, Inc.
(2) Expenses related to Alpha's merger with the wireless business of Conexant
(3) The effective rate for the credit for income taxes of 33% has been applied pro rata to the pro forma adjustments.




Alpha Reports Fourth-quarter 2002 Financial Results/6

ALPHA INDUSTRIES, INC. AND SUBSIDIARIES
COMPARATIVE BALANCE SHEET
(unaudited)
(in thousands)

-------------------------------------------------------------------------------------------------------------------------
                                                                           March 31,       April 1,
                                                                             2002            2001
-------------------------------------------------------------------------------------------------------------------------
Assets
   Current assets
       Cash, cash equivalents and short-term investments                  $   114,140     $    153,784
       Accounts receivable, net                                                24,485           36,984
       Inventories                                                             12,218           15,661
       Prepaid expenses and other current assets                                7,048           13,572
   Property, plant and equipment, less accumulated
      depreciation and amortization                                           134,356          114,196
   Other assets                                                                22,897            2,822
                                                                          -----------     ------------
      Total assets                                                        $   315,144     $    337,019
                                                                          ===========     ============

Liabilities and Equity
    Current liabilities
      Current portion of long-term debt                                   $       129     $        129
      Accounts payable                                                         14,345           20,820
      Accrued liabilities and other current liabilities                         6,119           10,764
    Long-term debt                                                                106              235
    Other long-term liabilities                                                 2,283            5,893
    Stockholders' equity                                                      292,162          299,178
                                                                          -----------     ------------
       Total liabilities and equity                                       $   315,144     $    337,019
                                                                          ===========     ============








                                   -###-